03015079

T3/12 CW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Focused Investments L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 S. Wacker Drive, Suite 1400
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura A. Kogut **312-431-6557**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 1 0 2003 WASH. D.C. 165 SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 1 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Laura A. Kogut, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Focused Investments L L C, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

Official Seal
LINDA M. DARLING
Notary Public - State of Illinois
My Commission Expires Apr. 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Focused Investments L.L.C.

Statement of Financial Condition

December 31, 2002

Contents

Statement of Financial Condition

Focused Investments L.L.C.

December 31, 2002
with Report of Independent Auditors

Report of Independent Auditors

Operating Committee and Sole Member
Focused Investments L.L.C.

We have audited the accompanying statement of financial condition of Focused Investments L.L.C. (the "Company"), a wholly owned subsidiary of Wayne Hummer Investments LLC, as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Focused Investments L.L.C. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
January 28, 2003

Focused Investments L.L.C.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$302,690
Investments	36,050
Fixed assets, net of accumulated depreciation of $168	6,334
Receivables:	
Due from Wayne Hummer Investments LLC	240,306
From banks	18,929
Other assets	2,747
Income taxes	13,044
Total assets	$620,100
Liabilities and member's equity	
Liabilities:	
Due to Wayne Hummer Investments LLC	$121,366
Payable to banks	166,297
Other payables and accrued expenses	59,986
Total liabilities	347,649
Member's equity	272,451
Total liabilities and member's equity	$620,100

See notes to statement of financial condition.

Focused Investments L.L.C.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Focused Investments L.L.C. (the "Company"), an Illinois limited liability company, is a wholly owned subsidiary of Wayne Hummer Investments LLC ("Hummer"). The Company, headquartered in Chicago, Illinois, is registered as a securities broker and dealer under the Securities Exchange Act of 1934. The Company engages in retail brokerage, primarily through bank investment centers.

Effective February 2002, Hummer was acquired and became a wholly owned subsidiary of Wintrust Financial Corporation ("Wintrust"). On October 1, 2002, Hummer became a wholly owned subsidiary of North Shore Community Bank and Trust Company (a wholly owned subsidiary of Wintrust) and continues to maintain its limited liability company status.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions are generally recorded on settlement date. Recording such transactions on a trade-date basis would not result in a material difference. Securities owned and securities sold, not yet purchased are reported at market value.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on deposit and money market investments.

2. Summary of Significant Accounting Policies (continued)

Investments

The Company's investment in a privately held company is recorded at its estimated fair market value as of December 31, 2002.

Receivables From/Payable to Banks

During the course of business, the Company is reimbursed for dues, assessments, advertising, and other expenses by the retail banks through which it engages in retail brokerage. These costs are included as a receivable from banks on the statement of financial condition and are settled in the subsequent month. The payable to banks includes commission revenues on securities transactions.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, for federal and state income taxes to be determined on a separate company basis. Any tax losses of the Company may be utilized to offset taxable income for other members of the consolidated group. To the extent the Company incurs current year losses, other members within the consolidated federal income tax return compensate it for use of its current year losses.

3. Commitments

The Company leases office space and office equipment under noncancelable lease agreements with Hummer. As of December 31, 2002, future minimum payments under these noncancelable leases are $48,080 for the year ended December 31, 2003.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Related Party Transactions

At December 31, 2002, the Company was due $240,306 from the clearing broker, Hummer, related to commissions earned on securities transactions. The Company owed Hummer $121,366 at December 31, 2002, for rental and other expenses.

5. Net Capital Requirements

As a registered nonclearing broker/dealer, the Company is subject to the net capital rules of the Securities and Exchange Commissions ("SEC") and the National Association of Securities Dealers ("NASD") and is required to maintain "minimum net capital" equal to the greater of $50,000 or 6 2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2002, the Company had net capital of $208,392, which was $158,392 in excess of the required minimum net capital, and a ratio of aggregate indebtedness to net capital of 167%. The capital rules of the SEC and NASD provide for certain limitations on the withdrawal of equity capital over and above the minimum net capital requirements.